EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 25, 2004, December 27, 2003, December 28, 2002,

December 29, 2001, and December 30, 2000

(in millions except ratio amounts)

	2004	2003	2002	2001	2000(c)
Earnings:
Income before income taxes – continuing operations	$5,546	$4,992	$4,433	$3,644	$3,761
Unconsolidated affiliates interests, net	(289)	(275)	(251)	(100)	(140)
Amortization of capitalized interest	7	9	8	10	9
Interest expense	167	163	178	219	272
Interest portion of net rent expense (b)	82	77	64	55	57

Earnings available for fixed charges	$5,513	$4,966	$4,432	$3,828	$3,959

Fixed Charges:
Interest expense	$167	$163	$178	$219	$272
Capitalized interest	2	4	3	3	7
Interest portion of net rent expense (b)	82	77	64	55	57

Total fixed charges	$251	$244	$245	$277	$336

Ratio of Earnings to Fixed Charges	22.00	20.37	18.08	13.83	11.77

(a)	Based on unrounded amounts.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Amounts have not been restated for the adoption of the fair value method of accounting for stock options.